ZVUE Corporation
612 Howard Street, Suite 600
San Francisco, California 94105

February 11, 2008

VIA EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ZVUE Corporation
Registration Statement on S-3, as amended Initially Filed November 21, 2007 File No. 333-147574

Dear Mr. Owings:

Reference is made to the several letters dated December 12, 2007, January 9, 2008 and February 6, 2008 (collectively, the “Comment Letters”), to ZVUE Corporation (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-3, initially filed by the Company on November 21, 2007 with the Securities and Exchange Commission (the “Commission”) and amended from time to time thereafter (as amended, the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement will become effective at 9:30 a.m. Eastern Time on February 12, 2008, or as soon as practicable thereafter.

Pursuant to the Staff’s request in the Comment Letters, the Company acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ZVUE Corporation

By: /s/ Jeff Oscodar
Name: Jeff Oscodar
Title: President and Chief Executive Officer